SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONSOLIDATED FORM

Management and Related Person´s Negotiation of Securities Issued by the Company Article 11 - CVM Instruction # 358/2002

Between July 1, 2004 and July 30, 2004 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Group and Related Persons		(x) Board of Directors		( ) Management		( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics		Quantity		% of participation
						Same Class and Type	Total
Shares		Common		14		Under 0.01%	Under 0.01%
Shares		Preferred		8		Under 0.01%	Under 0.01%
Transactions in the Month
Securities / Derivatives	Securities Characteristics	Intermediary	Operation	Day	Quantity	Price	Volume (R$)
There were no transactions in the aforementioned period.
Final Balance
Securities / Derivatives		Securities Characteristics		Quantity		% of participation
						Same Class and Type	Total
Shares		Common (convertible in preferred shares)		14		Under 0.01%	Under 0.01%
Shares		Preferred		8		Under 0.01%	Under 0.01%

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Group and Related Persons		( ) Board of Directors		(x) Management		( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics		Quantity		% of participation
						Same Class and Type	Total
Shares		Preferred		592		Under 0.01%	Under 0.01%
Transactions in the Month
Securities / Derivatives	Securities Characteristics	Intermediary	Operation	Day	Quantity	Price	Volume (R$)
Shares	Preferred	Itaú	Buy	02/Jul	1000	24.98	99,920.00
Shares	Preferred	Itaú	Buy	05/Jul	1000	25.90	25,900.00
Shares	Preferred	Itaú	Buy	06/Jul	4000	25.45	25,450.00
Shares	Preferred	Bradesco	Buy	25/Jun	1500	28.25	42,375.00
Shares	Preferred	Bradesco	Buy	25/Jun	8	27.80	222.40
Final Balance
Securities / Derivatives		Securities Characteristics		Quantity		% of participation
						Same Class and Type	Total
Shares		Preferred		8100		Under 0.01%	Under 0.01%

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Audit Committee	(x) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics	Quantity	% of participation
			Same Class and Type	Total
None	N/a	0	0%	0%
There were no transactions in the aforementioned period.
Final Balance
Securities / Derivatives	Securities Characteristics	Quantity	% of participation
			Same Class and Type	Total
None	N/a	0	0%	0%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: AUGUST 10, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President—Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.